Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
December 22, 2017
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)



HSBC USA Inc.

$10,060,000
Autocallable Contingent Income Barrier Notes

Linked to the Least Performing of the SPDR® S&P® Biotech ETF, SPDR® S&P® Bank ETF, and the VanEck Vectors® Semiconductor ETF

► Quarterly contingent coupon payments at a rate of 3.75% (equivalent to 15.00% per annum), payable if the closing price of each Underlying on the applicable coupon observation date is greater than or equal to 72% of its initial price

► Callable quarterly at the principal amount plus the applicable contingent coupon on or after March 22, 2018 if the closing price of each Underlying is at or above its initial price

► If the Notes are not called and the Least Performing Underlying declines by more than 28.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount

► Approximately 2 year maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-22 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $970.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00	$17.50	$982.50
Total	$10,060,000	$176,050.00	$9,883,950.00

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-22 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes



This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the SPDR® S&P® Biotech ETF, SPDR® S&P® Bank ETF, and the VanEck Vectors® Semiconductor ETF.

The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The SPDR® S&P® Biotech ETF (NYSE symbol: XBI), SPDR® S&P® Bank ETF (NYSE symbol: KBE), and the VanEck Vectors® Semiconductor ETF (NYSE symbol: SMH) (each an "Underlying" and together the "Underlyings")
Trade Date:	December 22, 2017
Pricing Date:	December 22, 2017
Original Issue Date:	December 28, 2017
Final Valuation Date:	December 23, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	December 27, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Initial Price on any Call Observation Date up to and including December 23, 2019, the Notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Observation Dates:	March 22, 2018, June 22, 2018, September 24, 2018, December 24, 2018, March 22, 2019, June 24, 2019, September 23, 2019 and the Final Valuation Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Call Payment Dates:	March 27, 2018, June 27, 2018, September 27, 2018, December 28, 2018, March 27, 2019, June 27, 2019, September 26, 2019 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Coupon Observation Dates:	March 22, 2018, June 22, 2018, September 24, 2018, December 24, 2018, March 22, 2019, June 24, 2019, September 23, 2019 and the Final Valuation Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Coupon Payment Dates:	March 27, 2018, June 27, 2018, September 27, 2018, December 28, 2018, March 27, 2019, June 27, 2019, September 26, 2019 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Contingent Coupon Rate:	3.75% per quarter (equivalent to 15.00% per annum)

Contingent Coupon:	***If the Official Closing Price of each of the Underlyings is greater than or equal to its Coupon Trigger on a Coupon Observation Date,*** you will receive the relevant Contingent Coupon on the applicable Coupon Payment Date.
	If the Official Closing Price of any Underlying is less than its Coupon Trigger on a Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
	You may not receive any Contingent Coupons over the term of the Notes.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	■ **If the Reference Return of each Underlying is greater than or equal to -28.00%**:
	$1,000 + final Contingent Coupon.
	■ **If the Reference Return of any Underlying is less than -28.00%**:
	$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).
	If the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of the Principal Amount. ***Even with any Contingent Coupons, your return on the Notes will be negative.***
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Coupon Trigger and Barrier Price:	$60.90 with respect to the XBI, $34.69 with respect to the KBE and $71.40 with respect to the SMH, each of which is 72% of its Initial Price, rounded to two decimal places.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$84.59 with respect to the XBI, $48.18 with respect to the KBE and $99.16 with respect to the SMH, each of which was its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Underlying, its closing price on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to XBI, "XBI UP <EQUITY>", with respect to KBE, "KBE UP <EQUITY>", and with respect to SMH, "SMH UP <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
CUSIP/ISIN:	40435FPN1 / US40435FPN14
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each of the Underlyings is at or above its Initial Price on any Call Observation Date. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Coupon Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate will be 15.00% per annum ($37.50 per $1,000 in Principal Amount per quarter, if payable).

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of each Underlying is greater than or equal to -28.00%**:

 $1,000 + final Contingent Coupon

■ **If the Reference Return of any Underlying is less than -28.00%**:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes will be negative.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuers

With respect to the XBI and KBE, SSgA Funds Management, Inc. is the Reference Issuer. With respect to SMH, Van Eck Securities Corp. is the Reference Issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Coupon Observation Dates, and the Final Price of the Least Performing Underlying will be at or above its Barrier Price.

▸ You are willing to accept that the quarterly Contingent Coupon (at a rate of 15% per annum) is contingent and is payable only if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Observation Date.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation the Underlyings.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not automatically called and the Reference Return of the Least Performing Underlying is less than -28%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold the Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all of the Coupon Observation Dates and the Final Price of the Least Performing Underlying will be below its Barrier Price.

▸ You believe that the Contingent Coupons, if payable, will not provide you with your desired return.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not automatically called and the Reference Return of the Least Performing Underlying is less than -28%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Underlyings or the securities held by the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to the Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis, and the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons, your return on the Notes will be negative.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of **any** Underlying on a Coupon Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Price of at least one Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Underlyings.

Whether the Notes are called or held to maturity, the maximum payments on the Notes will be the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the prices of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings or the securities held by the Underlyings during the term of the Notes.

You are exposed to the market risk of all of the Underlyings, with respect to both the Contingent Coupons, if any, and the payment at maturity, if any.

Your return on the Notes is not linked to a basket consisting of the 3 Underlyings. Rather, it will be contingent upon the independent performance of each Underlying. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to all of the Underlyings. Poor performance by any Underlying over the term of the Notes may negatively affect your return and will not be offset or mitigated by any positive performance by the other Underlyings. To receive any Contingent Coupons, each Underlying must close at or above its Coupon Trigger on the applicable Coupon Observation Date. In addition, if the price of any Underlying has decreased below its Barrier Price as of the Final Valuation Date, you will be fully exposed to the decrease in the Least Performing Underlying on a 1-to-1 basis, even if the other Underlyings have appreciated. Under this scenario, the payment at maturity will be less than 72% of the Principal Amount and could be zero. Accordingly, your investment is subject to the market risk of each of the Underlyings.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With 3 Underlyings, it is more likely that one or more of the Underlyings will close below its respective Coupon Trigger on any Coupon Observation Date (including the Final Valuation Date) and below its respective Barrier Price on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its initial price on a quarterly Coupon

Observation Date in order for the Notes to be called prior to maturity, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payments to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 5 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of any Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than its Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Least Performing Underlying is greater than or equal to its Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Barrier Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Least Performing Underlying prior to such decrease. Although the actual prices of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective prices on the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Coupon Observation Dates.

Higher Contingent Coupon Rates or lower Barrier Prices are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Underlying could close below their respective Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

The performance and market value of an Underlying during periods of market volatility may not correlate with the performance of its Underlying Index as well as its net asset value per share.

During periods of market volatility, securities underlying an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Underlying and its liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of that Underlying. As a result, under these circumstances, the market value of shares of an Underlying may vary substantially from the net asset value per share of that Underlying. For all of the foregoing reasons, the performance of an Underlying may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Underlying, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your Payments on the Notes.

Changes that affect an Underlying or its underlying index may affect the price of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the Reference Issuer of an Underlying or the index sponsor of its underlying index, concerning additions, deletions and substitutions of the constituents comprising that Underlying or its Underlying Index, as applicable, and the manner in which the Reference Issuer or the index sponsor takes account of certain changes affecting those constituents held by an Underlying or included in its Underlying Index may affect the price of that Underlying. The policies of the Reference Issuer or the index sponsor with respect to the calculation of an Underlying or its Underlying Index, as applicable, could also affect the price of that Underlying. The Reference Issuer or the index sponsor may discontinue or suspend calculation or dissemination of an Underlying or its Underlying Index, as applicable. Any such actions could affect the price of an Underlying and the value of the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Least Performing Underlying relative to its Initial Price. We cannot predict the Official Closing Price of any of the Underlyings on any Coupon Observation Date or Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any of the Underlyings or return on the Notes**.**

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given certain hypothetical prices of the Least Performing Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples are based on the following terms:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price of each Underlying:	$100.00*
▶	Hypothetical Barrier Price of each Underlying:	$72.00, 72% of the Initial Price
▶	Hypothetical Coupon Trigger of each Underlying:	$72.00, 72% of the Initial Price
▶	Contingent Coupon Rate:	15.00% per annum (3.75% for each quarter in which it is payable). If the Official Closing Price of each Underlying on *every* Coupon Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $375.00 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Underlying. The actual Initial Price of each Underlying is set forth on page PS-3 of this pricing supplement.

Summary of the Examples

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date	
	Example 1	Example 2	Example 3
Initial Price of each Underlying	$100.00	$100.00	$100.00
Barrier Price of each Underlying	$72.00	$72.00	$72.00
Coupon Trigger of each Underlying	$72.00	$72.00	$72.00
Official Closing Price / Percentage Change of the Least Performing Underlying on the First Coupon Observation Date	$85.00/-15.00%	$70.00/-30.00%	$70.00/-30.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Second Coupon Observation Date	$90.00/-10.00%	$85.00/-15.00%	$70.00/-30.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Third Coupon Observation Date	$105.00/5.00%	$75.00/-25.00%	$65.00/-35.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Fourth Coupon Observation Date	N/A	$70.00/-30.00%	$70.00/-30.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Fifth Coupon Observation Date	N/A	$70.00/-30.00%	$70.00/-30.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Sixth Coupon Observation Date	N/A	$75.00/-25.00%	$65.00/-35.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Seventh Coupon Observation Date	N/A	$85.00/-15.00%	$70.00/-30.00%
Official Closing Price / Percentage Change of the Least Performing Underlying on the Final Valuation Date	N/A	$80.00/-20.00%	$65.00/-35.00%
Contingent Coupon Payment Amounts Prior to Maturity or Automatic Call	2 x $37.50 = $75.00	4 x $37.50 = $150.00	0 x $37.50 = $0.00
Payment if Notes are Called	$1,037.50	N/A	N/A
Payment at Maturity	N/A	$1,037.50	$1,000 + $1,000 x -35.00% = $650.00
Return of the Notes	11.25%	18.75%	-35.00%

Example 1—**The Official Closing Price of each Underlying on the third Coupon Observation Date is greater than or equal to its Initial Price and each Underlying closed at or above its Coupon Trigger on the two prior Coupon Observation Dates.**

Underlying		Initial Price		Final Price
XBI		$100.00		$130.00 (130.00% of Initial Price)
KBE		$100.00		$120.00 (120.00% of Initial Price)
SMH		$100.00		$105.00 (105.00% of Initial Price)

Payment upon the call:	**$1,037.50**

Because the Official Closing Price of each Underlying on the third Coupon Observation Date is at or above its Initial Price, the Notes will be called and you will receive $1,037.50 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $75.00 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,112.50 per Note, resulting in a 11.25% return on the Notes.

Example 2— **The Notes are not called, the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, and the Least Performing Underlying closed at or above its Coupon Trigger on four of the seven Coupon Observation Dates prior to the Final Valuation Date.**

Underlying		Initial Price		Final Price
XBI		$100.00		$80.00 (80.00% of Initial Price)
KBE		$100.00		$85.00 (85.00% of Initial Price)
SMH		$100.00		$90.00 (90.00% of Initial Price)

The XBI is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-20.00%
Final Settlement Value:	**$1,037.50**

Because the Notes are not called and the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

Payment at Maturity = $1,000 + $37.50 = $1,037.50

When added to the previous four Contingent Coupon payments of $150.00 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,187.50 per Note, resulting in an 18.75% return on the Notes.

Example 3— **The Notes are not called, the Final Price of the Least Performing Underlying is less than its Barrier Price, and the Least Performing Underlying did not close at or above its Coupon Trigger on any Coupon Observation Date.**

Underlying		Initial Price		Final Price
XBI		$100.00		$65.00 (65.00% of Initial Price)
KBE		$100.00		$85.00 (85.00% of Initial Price)
SMH		$100.00		$90.00 (90.00% of Initial Price)

The XBI is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-35.00%
Final Settlement Value:	**$650.00**

Because the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive $650.00 per $1,000 in Principal Amount, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x -35.00%) = $650.00

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $650.00, resulting in a -35.00% return on the Notes.

If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any decrease in the price of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPDR® S&P® Biotech ETF ("XBI")

The XBI is an investment portfolio maintained and managed by SSgA Funds Management, Inc. The inception date of the XBI is January 31, 2006. The XBI is an exchange traded fund that trades on NYSE Arca under the ticker symbol "XBI."

The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the "underlying index"). The underlying index represents the biotechnology sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector. The returns of the XBI may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The XBI utilizes a "replication" investment approach in attempting to track the performance of its underlying index. The XBI typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XBI will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.

The S&P® Biotechnology Select Industry® Index

The underlying index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the biotechnology sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

- float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

- float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

- Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

- Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

- Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

- Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the SPDR® S&P® Biotech ETF ("XBI")

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 22, 2017. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	20.44	16.07	17.84	June 30, 2013	37.66	32.39	34.75
June 30, 2008	20.06	18.18	19.20	September 30, 2013	43.74	36.24	43.05
September 30, 2008	23.16	19.40	20.16	December 31, 2013	43.95	38.08	43.40
December 31, 2008	20.18	14.79	17.60	March 31, 2014	56.90	42.97	47.49
March 31, 2009	18.72	14.43	16.05	June 30, 2014	51.35	40.27	51.35
June 30, 2009	16.99	14.61	16.90	September 30, 2014	54.30	44.87	51.99
September 30, 2009	18.90	15.77	17.89	December 31, 2014	63.45	48.48	62.21
December 31, 2009	18.08	15.56	18.07	March 31, 2015	79.33	61.43	75.17
March 31, 2010	20.68	18.16	19.98	June 30, 2015	86.57	68.78	84.08
June 30, 2010	20.53	17.22	17.26	September 30, 2015	90.36	60.02	62.25
September 30, 2010	19.79	16.65	19.79	December 31, 2015	72.62	61.16	70.08
December 31, 2010	21.47	19.44	21.20	March 31, 2016	67.83	45.73	51.66
March 31, 2011	22.26	20.42	22.26	June 30, 2016	59.87	49.55	54.09
June 30, 2011	25.08	22.41	24.37	September 30, 2016	68.83	55.11	66.29
September 30, 2011	25.18	18.45	19.84	December 31, 2016	68.13	53.31	59.19
December 31, 2011	22.58	18.90	22.13	March 31, 2017	72.32	59.59	69.34
March 31, 2012	27.44	22.01	26.79	June 20, 2017	80.31	66.84	77.18
June 30, 2012	29.55	24.63	29.49	September 29, 2017	86.57	74.47	86.57
September 30, 2012	32.08	28.43	31.14	December 22, 2017*	88.51	79.95	84.59
March 31, 2013	33.55	30.41	33.29				

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through December 22, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 22, 2017 based on closing price information from the Bloomberg Professional® service. **Past performance of this Underlying is not indicative of its future performance.**



Description of the SPDR® S&P® Bank ETF (the "KBE")

The SPDR® S&P® Bank ETF (the "KBE") is an investment portfolio maintained and managed by SSFM. The inception date of the KBE is November 8, 2005. The KBE is an exchange traded fund that trades on NYSE Arca under the ticker symbol "KBE."

The KBE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlying index represents the banks industry portion of the S&P® Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The KBE is composed of companies that are publicly traded money centers and leading regional banks or thrifts.

The KBE utilizes a "replication" investment approach in attempting to track the performance of the underlying index. The KBE typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The KBE will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index. The returns of the KBE may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Information provided to or filed with the SEC by the SPDR® S&P® Bank ETF under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. In addition, information regarding the KBE may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.

The Underlying Index

The underlying index is an equal-weighted index that is designed to measure the performance of the banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the banks industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

- float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

- float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

- Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

- Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

- Takeover Restrictions: At the discretion of S&P®, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

- Turnover: S&P® believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the SPDR® S&P® Bank ETF

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 22, 2017. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	23.95	19.00	20.18	June 30, 2013	15.00	13.32	14.77
June 30, 2008	22.47	16.40	16.40	September 30, 2013	16.38	14.48	15.83
September 30, 2008	18.38	13.95	16.21	December 31, 2013	16.95	15.76	16.18
December 31, 2008	16.71	7.62	10.25	March 31, 2014	17.75	15.89	17.75
March 31, 2009	10.30	5.03	7.15	June 30, 2014	18.25	16.67	18.14
June 30, 2009	10.57	7.15	9.72	September 30, 2014	18.60	17.28	18.47
September 30, 2009	12.46	9.01	12.13	December 31, 2014	19.33	17.99	18.81
December 31, 2009	12.76	11.38	11.68	March 31, 2015	20.33	17.90	20.08
March 31, 2010	13.01	11.09	12.97	June 30, 2015	20.08	18.68	19.58
June 30, 2010	13.84	11.21	11.21	September 30, 2015	20.52	19.56	19.80
September 30, 2010	12.25	10.91	11.65	December 31, 2015	20.77	18.09	18.40
December 31, 2010	13.00	11.64	12.95	March 31, 2016	20.16	18.40	19.31
March 31, 2011	13.97	12.92	13.33	June 30, 2016	19.31	15.99	18.28
June 30, 2011	13.56	11.94	12.45	September 30, 2016	19.36	17.42	18.54
September 30, 2011	12.71	9.36	9.61	December 31, 2016	19.95	18.17	19.30
December 31, 2011	11.41	9.16	10.56	March 31, 2017	23.75	19.21	23.25
March 31, 2012	12.97	10.56	12.81	June 20, 2017	25.24	22.95	23.73
June 30, 2012	12.92	10.86	11.87	September 29, 2017	45.09	39.81	45.09
September 30, 2012	13.22	11.55	12.67	December 22, 2017*	48.37	43.68	48.18
March 31, 2013	13.55	12.31	13.32				

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through December 22, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 22, 2017 based on closing price information from the Bloomberg Professional® service. *Past performance of this Underlying is not indicative of its future performance.*



Description of the VanEck Vectors® Semiconductor ETF ("SMH")

The Semiconductor Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® US Listed Semiconductor 25 Index (the "Semiconductor Index"). For more information about the Semiconductor Index, please see "The Underlying Index" below. The Semiconductor Fund uses a "passive" or indexing investment approach to attempt to approximate the investment performance of the Semiconductor Index by investing in a portfolio of securities that generally replicates the Semiconductor Index. The returns of the SMH may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The Semiconductor Fund's return may not match the return of the Semiconductor Index for a number of reasons. For example, the Semiconductor Fund incurs a number of operating expenses not applicable to the Semiconductor Index and incurs costs associated with buying and selling securities, especially when rebalancing the Semiconductor Fund's securities holdings to reflect changes in the composition of the SemiconductorIndex. The Semiconductor Fund also bears the costs and risks associated with buying and selling securities while such costs and risks are not factored into the return of the Semiconductor Index. In addition, the Semiconductor Fund may not be able to invest in certain securities included in the Semiconductor Index, or invest in them in the exact proportions in which they are represented in the Semiconductor Index, due to legal restrictions or limitations imposed by the governments of certain countries, a lack of liquidity on stock exchanges in which such securities trade, potential adverse tax consequences or other regulatory reasons. To the extent the Semiconductor Fund calculates its net asset value based on fair value prices and the value of the Semiconductor Index is based on securities' closing prices (i.e., the value of the Semiconductor Index is not based on fair value prices), the Semiconductor Fund's ability to track the Semiconductor Index may be adversely affected. For tax efficiency purposes, the Semiconductor Fund may sell certain securities, and such sale may cause the Semiconductor Fund to realize a loss and deviate from the performance of the Semiconductor Index. In light of the factors discussed above, the Semiconductor Fund's return may deviate significantly from the return of the Semiconductor Index.

The VanEck Trust is a registered investment company that consists of numerous separate investment portfolios, including the Semiconductor Fund. Information provided to or filed with the SEC by the VanEck Trust pursuant to the Securities Act of 1933, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the VanEck Trust, Van Eck and the Semiconductor Fund, please see the Semiconductor Fund's prospectus. In addition, information about the VanEck Trust and the Semiconductor Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at www.vaneck.com. Information contained in the Van Eck website and in the Semiconductor Fund's prospectus is not incorporated by reference in and should not be considered a part of, this pricing supplement.

The Underlying Index

All information regarding the Semiconductor Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MV Index Solutions GmbH ("MVIS"). The Semiconductor Index is reported by Bloomberg L.P. under the ticker symbol "MVSMH."

The Semiconductor Index is designed to track the performance of the largest and most liquid U.S.-listed companies that derive at least 50% (25% for current components) of their revenues from semiconductors. This includes companies engaged primarily in the production of semiconductors and semiconductor equipment. The Semiconductor Index was launched on August 12, 2011 with a base index value of 1,000 as of September 29, 2000.

Index Composition and Maintenance

The Index Universe

The index universe includes only common stocks and stocks with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing. Limited partnerships are excluded. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange. Only stocks that have a full market capitalization exceeding US$50 million are eligible for the index universe.

Investable Index Universe

Any stocks from the index universe that have had ten or more non-trading days in a three-month period prior to a quarterly review are ineligible for inclusion in the Semiconductor Index. Companies with a free-float (or shares available to foreign investors) of less than 5% for existing index components or less than 10% for new components are ineligible for inclusion.

In addition to the above, stocks that are currently not in the Semiconductor Index must meet the following size and liquidity requirements:

- a full market capitalization exceeding US$150 million;

- a three-month average-daily-trading volume of at least US$1 million at the current review and also at the previous two reviews; and

- at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

For stocks already in the Semiconductor Index the following applies:

- a full market capitalization exceeding US$75 million; and

- a three-month average-daily-trading volume of at least US$0.2 million in at least two of the latest three quarters (current review and also at previous two reviews)

In addition, a three-month average-daily-trading volume of at least US$0.6 million at current review or at one of the previous two reviews; or· at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

In case the number of investable stocks drops below the minimum component number for the respective index, current components remain investable.

Only one share line of each company is eligible. In case more than one share line fulfills the above size and liquidity rules, only the largest share line by free-float market capitalization is eligible. MVIS can, in exceptional cases (*e.g.*, significantly higher liquidity), decide for a different share line. In case the free-float market capitalization of a non-component share line:

- exceeds the free-float market capitalization of a share line of the same company which is an index component by at least 25%; and

- fulfills all size and liquidity eligibility criteria for non-components,

- the current component share line will be replaced by the larger one. MVIS can, in exceptional cases (*e.g.*, significantly higher liquidity), decide to keep the current share line instead.

Index Constituent Selection

The Semiconductor Index is reviewed on a semi-annual basis in March and September.

The target coverage of the Semiconductor Index is 25 companies from the investable universe. Semiconductor Index constituents are selected using the following procedure:

(1) The largest 50 stocks (by full market capitalization) from the investable universe qualify.

(2) The 50 stocks are ranked in two different ways — by free-float market capitalization in descending order (the largest company receives rank "1") and then by three-month average-daily-trading volume in descending order (the most liquid company receives rank "1"). These two ranks are added up.

(3) The 50 stocks are then ranked by the sum of their two ranks in Step 2 in ascending order. If two companies have the same sum of ranks, the larger company is placed on top.

a. Initially, the highest ranked 25 companies made up the Semiconductor Index.

b. On-going, a 10-40 buffer is applied: the highest ranked 10 companies qualify. The remaining 15 companies are selected from the highest ranked remaining current Semiconductor Index components ranked between 11 and 40. If the number of selected companies is still below 25, then the highest ranked remaining stocks are selected until 25 companies have been selected.

Historical Performance of the VanEck Vectors® Semiconductor ETF ("SMH")

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Underlying for each quarter in the period from June 29, 2012 through December 22, 2017. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
June 29, 2012	35.91	29.89	32.23	June 30, 2015	59.79	54.31	54.57
September 30, 2012	33.9	30.05	31.63	September 30, 2015	55.12	45.66	49.88
March 31, 2013	33.31	30.47	32.23	December 31, 2015	56.8	49.55	53.28
June 30, 2013	36.01	32.23	35.53	March 31, 2016	55.39	45.63	55.08
September 30, 2013	38.77	34.04	37.69	June 30, 2016	58.55	51.26	57.46
December 31, 2013	40.49	36.77	39.91	September 30, 2016	69.47	55.69	69.47
March 31, 2014	42.43	39.46	42.43	December 31, 2016	73.76	66.59	71.64
June 30, 2014	45.61	40.3	45.61	March 31, 2017	79.72	71.57	79.71
September 30, 2014	49.49	43.95	49.49	June 20, 2017	89.06	76.25	81.86
December 31, 2014	52.55	48.06	51.09	September 29, 2017	93.32	80.92	93.32
March 31, 2015	56.53	44.92	54.62	December 22, 2017*	105.77	93.32	99.16

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through December 22, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from August 12, 2011 through December 22, 2017 based on closing price information from the Bloomberg Professional® service. *Past performance of this Underlying is not indicative of its future performance.*



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether the Underlyings or any of the entities whose stock is owned by the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for

U.S. federal income tax purposes. If the Underlyings or one or more of the entities whose stock is owned by the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior

Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

Pricing Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$10,060,000 Autocallable Contingent Income Barrier Notes Linked to the Least Performing of the SPDR® S&P® Biotech ETF, SPDR® S&P® Bank ETF, and the VanEck Vectors® Semiconductor ETF

December 22, 2017

Pricing Supplement